

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 3628

December 30, 2009

Via Facsimile and U.S. Mail

Tilman J. Fertitta
Chairman, Chief Executive Officer, and President
Landry's Restaurants, Inc.
1510 West Loop South
Houston, TX 77027

Re: **Landry's Restaurants, Inc.**
                 Schedule 13E-3 by Landry's Restaurants, Inc., Fertitta Group, Inc.,
                 Fertitta Merger Co., and Tilman J. Fertitta
                 File No. 005-42475
                 Filed December 1, 2009

                 Preliminary Proxy Statement on Schedule 14A
                 Filed December 1, 2009
                 File No. 001-15531

Dear Mr. Fertitta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to include the disclosure that appeared in the previous proxy statement regarding Mr. Fertitta's non-compliance with Rule 13e-3 in connection with his accumulation of shares in the open market, which increased his ownership interest from 35% to 56.7%. Refer to page 151 of the amended proxy statement filed on January 5, 2009. In this regard, we note that as a result of the accumulation of shares in the open market purchases, Mr. Fertitta gained a controlling interest in the company. In addition, it appears that the open market purchases increase the probability of success of, or otherwise facilitate, the merger. Further, the open market purchases were made at prices below the offer price in the merger, which reduces the aggregate expense of the transaction.

2. We note that some of the background discussion that appeared in the previous proxy statement has not been included in this proxy statement. For example, you have not described all of the discussions that occurred in September and October 2008. Please revise the background discussion to describe all negotiations and contacts with Mr. Fertitta during the past two years.

* * * * *

As appropriate, please amend your Schedule 13E-3 and Schedule 14A in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact J. Nolan McWilliams at (202)551-3217 or me at (202) 551-3411 with any other questions.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

Tilman J. Fertitta
Landry's Restaurants, Inc.
December 30, 2009
Page 3

cc: Arthur S. Berner, Esq.
        Haynes and Boone, LLP